June 14, 2016

BY EDGAR AND BY HAND

Ms. Jan Woo

Legal Branch Chief

Office of Information Technologies and Services

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 4561

100 F Street N.E.

Washington, D.C. 20549

Re:	LINE Corporation

Amendment No. 7 to Draft Registration Statement on Form F-1

Confidentially Submitted May 25, 2016

CIK No. 0001611820

Dear Ms. Woo:

On behalf of our client, LINE Corporation (together with its consolidated subsidiaries, referred to as “LINE” or the “Company”), we set forth below the Company’s responses to your letter, dated June 8, 2016, containing the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) with respect to confidential draft no. 8 of the Draft Registration Statement on Form F-1 (CIK No. 0001611820) (“Draft Registration Statement”) confidentially submitted to the Commission on May 25, 2016. In connection with the Company’s responses set forth below, please refer to the Company’s Registration Statement on Form F-1 (the “Registration Statement”), publicly filed with the Commission on June 10, 2016, that includes updates that are responsive to the Staff’s comments as well as certain other disclosure updates. All page references in the responses set forth below are to the pages of the Registration Statement.

In addition, the Company respectfully advises the Staff that the Company has removed the Game Marketing Agency Agreement, dated February 2, 2015, between LINE Plus Corporation and NAVER Corporation (the “Agreement”) that had been previously submitted as Exhibit 10.7 to the Draft Registration Statement based on the Company’s determination that the Agreement does not constitute a “material contract” that would be required to be filed pursuant to Item 601(b)(10)(ii)(A) of Regulation S-K (“Item 601”). At the time the Company confidentially submitted the Agreement as Exhibit 10.7, the Company believed that the games

Cleary Gottlieb Steen & Hamilton LLP or an affiliated entity has an office in each of the cities listed above.

Ms. Jan Woo

June 14, 2016

released pursuant to the Agreement would be significant to the Company in terms of revenues. However, the Company has determined that the revenues generated from such games were in significant and the Agreement did not rise to the level of a “material contract” as defined in Item 601.

The numbered paragraphs below correspond to the numbered comments in the Staff’s letter. For your convenience, we have reproduced below the Staff’s comments and have provided the Company’s response immediately below each of the comments.

Unaudited Pro Forma Financial Information, page 59

1.	In your headnote the unaudited pro forma condensed consolidated statement of profit or loss for the three months ended March 31, 2016 should reflect the deconsolidation of BIZTH as if it had occurred on January 1, 2015 and not January 1, 2016. See Item 4.b of Form F-1 and Rule 11-02(b)(6) of Regulation S-X. Please revise accordingly.

The Company hereby confirms that the date used in the headnote of the unaudited pro forma condensed consolidated statement of profit or loss for the three months ended March 31, 2016 was a typographical error and the reference to “January 1, 2016” should instead have been to “January 1, 2015.” Accordingly, the sentence has been revised as follows: “The unaudited pro forma condensed consolidated statement of profit or loss for the three months ended March 31, 2016 gives effect to the deconsolidation of BIZTH as if it had occurred on January 1, 2015.”

Unaudited Pro Forma Condensed Consolidated Statement of Profit or Loss, page 60

2.	We note your response to prior comment 2. Based on your disclosure in note 1 on page 60, it appears that your revenue from BIZTH for usage of your IT systems was ¥222 million for the year ended December 31, 2015. However total revenue that BIZTH recognized from third party customers was only ¥10 million for the same period. Clarify how you consider services you provide to BIZTH to be realized by onward sales. Further, clarify how you consider your pro forma revenue for these services to be arms-length transactions and representative of the continuing revenue that you will earn under this arrangement. In this regard, we note that BIZTH was your 100% owned subsidiary.

The Company respectfully advises the Staff that the ¥10 million revenue mentioned in the footnote relates to separate revenue directly generated by BIZTH from third-party customers. The ¥222 million revenue relates to revenues and other operating income generated by the Company for services provided to BIZTH. For pro forma purposes, BIZTH is being accounted for under the equity method and therefore the ¥222 million revenue provided by the Company to BIZTH for the year ended December 31, 2015 is fully recognized in the same period and no elimination is needed since there are no assets remaining on the books of BIZTH.

The Company further advises the Staff that revenues and other operating income of ¥222 million relates to the usage of the Company’s IT system by BIZTH. The Company will continue to provide such services to BIZTH after the joint venture transaction. The revenue pro forma adjustments have been updated from ¥222 million to ¥122 million and from ¥81 million to ¥34 million for the year ended December 31, 2015 and for the three-month period ended March 31, 2016, respectively, to reflect the latest IT service provider agreement negotiated between the Company and BIZTH, which became a joint venture 50% owned by an unrelated third party. The Company believes that this revenue pro forma adjustment is appropriate to be included as it is directly attributable to the transaction, reflects the continuing impact of the transaction on the Company, and is factually supportable based on the new agreement.

Ms. Jan Woo

June 14, 2016

Accordingly, the disclosure in note 1 on page 60 and in note 8 on page 61 have been updated as follows:

Footnote 1 on page 60:

“Reflects revenues and other operating income relating to the provision of IT services to BIZTH of ¥122 million, which were previously eliminated as part of the consolidation processes but which are now presented as our revenue from BIZTH. This revenue amount reflects a revised service agreement, which is effective from the joint venture transaction date. The adjustment also includes ¥10 million of revenue generated directly by BIZTH from third party customers, which has been eliminated as this revenue was not generated by us.”

Footnote 8 on page 61:

“Reflects revenues and other operating income relating to the provision of IT services to BIZTH of ¥34 million, which were previously eliminated as part of the consolidation processes but which are now presented as our revenue from BIZTH. This revenue amount reflects a revised service agreement, which is effective from the joint venture transaction date. The adjustment also includes ¥5 million of revenue generated directly by BIZTH from third party customers, which has been eliminated as this revenue was not generated by us.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 69

3.	You disclose on page 70 that you anticipate that the growth rate of your active users will decline over time as the size of your active user base increases and on page 25 that you expect your revenue growth rate will slow in the future due to a variety of factors, including the gradual slowdown in the growth rate of your user base. In recent periods, it appears that the growth rates of your active users and revenue have, in fact, declined. Please revise this section to discuss these trends. See Item 5.D of Form 20-F. For additional guidance, consider Section III.B of SEC Release No. 33-8350.

In response to the Staff’s comments, the Company has revised the disclosure on pages 26 and 70 to add that the growth rates of the Company’s revenue and active users have slowed recently as the size of the Company’s active user base has increased.

Notes to Consolidated Financial Statements

24. Discontinued Operations, page F-67

4.	We note your response to prior comment 6. Based on the information disclosed on page F-68, it appears that revenue from your MixRadio operations for the year ended December 31, 2015 was less than 1% of total revenue, and prior to 2015, you had no revenue from MixRadio operations. Further, throughout your filing, you disclose that your revenues are primarily derived from games, stickers and advertising, and neither your business section nor management’s discussion and analysis of financial condition and results of operations section discuss MixRadio as a major component of your operating strategy or line of business. Please further clarify how this operation represented a major line of business to your historical operations.

The Company respectfully advises the Staff that it acquired MixRadio on March 16, 2015. Accordingly, no revenue from MixRadio was recognized during the year ended December 31, 2014.

MixRadio was a mobile music streaming service business that operated in 36 countries at the time of acquisition. This acquisition was aimed at expanding the reach of such streaming services utilizing the Company’s large user base. To date, this was the Company’s largest acquisition of assets and was

Ms. Jan Woo

June 14, 2016

considered to be a strategic investment to be integrated with the LINE business and portal platform in order to expand the content and services provided to the Company’s end users. A press release published by the Company shortly before the acquisition stated that the acquisition of MixRadio “presents a huge scope to expand the [Company’s] service to even more people around the world”. At the time of the acquisition in March 2015, MixRadio had 230 employees, or approximately 13% of the Company’s total employees as of December 31, 2014. The table below summarizes key events relating to the Company’s acquisition and subsequent disposal of MixRadio which all occurred within a 12-month period:

Timing	Event
Q1 2015 (March)	Acquisition of the assets of MixRadio closed
Q4 2015 (November)	MixRadio became a separate reportable segment
Q1 2016 (March)	MixRadio segment abandonment took effect.

IFRS 5 does not define “separate major line of business”. Therefore, the Company considered the following aspects when evaluating MixRadio as a separate major line of business:

First, although no specific examples and illustrations are included in IFRS 5, Financial Accounting Standards Board, ASU 2014-08 (the “Update”) includes several examples that provide further guidance on how to interpret the definition of a major line of business and of discontinued operations under the generally accepted accounting principles in the United States (“US GAAP”). As stated in the Update, the definition which IFRS 5 intends to capture is similar to the definition of the term under US GAAP. Therefore, the conclusions reached in the Update will not result in a significant difference as compared to disposals under IFRS 5.

In addition to total revenue, the Update includes total assets and net income as quantitative gauges for the assessment of a major line of business. The table below summarizes the impact of the MixRadio discontinued operation on these items.

As of and for the year ended December 31, 2015 (in millions of yen):

	Group	MixRadio	Proportion: MixRadio to Group
Total revenue	120,880 [1]	264	0.22%
Loss for the period	(384)[1]	(7,588)	1,976.04%
Loss for the period (revised)	(384)[1]	(4,500)[2]	1,171.88%
Total assets	122,159	1,504	1.23%
Total assets (revised)	122,159	6,117 [3]	5.01%

[1]	Continuing operations
[2]	Excluding MixRadio impairment (i.e. loss from operations)
[3]	Excluding MixRadio impairment

The Company considers MixRadio’s loss for the period from continuing operations to be significant and hence this was an indicator that it was appropriate to consider MixRadio as a major line of business. In addition, although actual revenue was immaterial for the year ended December 31, 2015, MixRadio’s revenue was budgeted, after the acquisition, to increase by 2,654% from 511 million yen to 14,074 million yen for the years ended December 31, 2015 and 2016, respectively. This budget was based on the projection that the Company’s large base of active users would enable it to stimulate MixRadio’s revenue growth.

Second, the Company believes that the fact that MixRadio had been a separate operating segment and a reportable segment under IFRS 8 from November 2015 is strong evidence that upon disposal, MixRadio was a “separate major line of business”.

Ms. Jan Woo

June 14, 2016

As disclosed in Note 3, paragraph 26 to the audited financial statements as of and for the year ended December 31, 2015 MixRadio became a reportable segment from the fourth quarter of 2015. From the acquisition date in March 2015 until the fourth quarter of 2015, MixRadio was not a separate operating segment per IFRS 8 paragraph 5. At that time, the Company aimed at integrating MixRadio into the LINE business and portal platform and therefore the entity was not monitored separately by the chief operating decision maker (“CODM”), which has been identified as the Company’s board of directors, for the purpose of assessing performance and allocating resources.

After the acquisition, the Company was not able to expand the reach of the music streaming services utilizing the large user base of the LINE business and portal platform as expected. In November 2015, the Company concluded that the additional time and effort needed to integrate LINE’s user base into MixRadio would have exceeded the benefit of the integration. Based on a revised assessment of the synergies between MixRadio and the LINE business and portal platform, the Company strategically decided to focus on MixRadio as a separate viable business. As a result, the business model of MixRadio was reoriented towards premium-service user accounts in order to develop MixRadio’s own user base. Accordingly, for the first time in November 2015, the monthly results report submitted to and reviewed by to the CODM presented MixRadio as a separate business unit. Therefore, since November 2015, MixRadio became an operating segment in accordance with IFRS 8 paragraph 5.

An operating segment that meets “any” of the quantitative thresholds in IFRS 8 paragraph 13, that is, 10% of any of revenue, profit/loss or assets of all operating segments, becomes a reportable segment. As an operating segment that clearly met the profit/loss threshold, MixRadio also became a reportable segment from November 2015.

Following further rapid changes in the market such as increased costs related to user acquisition for MixRadio and higher royalties from music labels and publishers due to certain competitors with large user bases, the Company decided to exit the MixRadio business as of December 31, 2015 by either selling its operations or, if no buyer was identified, abandoning MixRadio’s operations, which it did in March 2016.

The Company believes that disposing of a reportable segment is a strategic shift that qualifies as a discontinued operation. This approach is also in line with the fact that the definition of a segment under IFRS 8 also relates to a “component of an entity” (IFRS 8 paragraph 5), which is similar to the definition of a discontinued operation per IFRS 5.

The Company also advises the Staff that MixRadio would have been a separate reportable segment, rather than a discontinued operation, as of December 31, 2015 if the Company had not retrospectively revised its financial statements, in accordance with the Financial Reporting Manual Section 13210.1, to present MixRadio as a discontinued operation.

Based on the above, the Company considered MixRadio to have been a major line of business in the financial statements for the year ended December 31, 2015.

The forepart of the Form F-1, including the Management’s Discussion and Analysis of Financial Condition and the business section includes trends and forward looking statements. These sections reflect the continuing operations and trends of the business and a discussion of the board of directors’ reasons and decision for exiting the MixRadio segment. The purpose of separating discontinued operations is to allow investors to understand the ongoing business. Accordingly, the Company believed that the current presentation was essential to facilitate this understanding. In addition, the Company believes that, in the context of its initial public offering, it is more meaningful to the users to exclude MixRadio from continuing operations as it does not form part of the Company’s ongoing operations.

Ms. Jan Woo

June 14, 2016

The forepart of the Company’s F-1 registration statement does not include extensive discussion of MixRadio as a future operating strategy as it would have been misleading to investors given the decision to exit that business.

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We sincerely hope that the Company’s responses above adequately address the Staff’s comments. On behalf of the entire working group, we thank the Staff once again for its assistance to date and look forward to its continued assistance. If we can be of any assistance to the Staff in connection with its review of the Registration Statement, please do not hesitate to contact the undersigned by telephone at +82-2-6353-8020, by fax at +82-2-6353-8099 or by e-mail at jhan@cgsh.com.

Very truly yours,

/s/ Jinduk Han
Jinduk Han

cc:	Laura Veator, Staff Accountant
Craig Wilson, Senior Assistant Chief Accountant
Mitchell Austin, Staff Attorney
Division of Corporation Finance, Securities and Exchange Commission

Takeshi Idezawa, Representative Director, President and Chief Executive Officer
LINE Corporation

Craig B. Brod, Esq.
Jeffrey D. Karpf, Esq.
Cleary Gottlieb Steen & Hamilton LLP

Alan Cannon, Esq. David Sneider, Esq. Youngjin Sohn, Esq.
Simpson Thacher & Bartlett LLP